DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

December 3, 2012

VIA EDGAR CORRESPONDENCE

Mr. Dominic J. Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Brown Advisory Funds – Registration Statement on Form N-1A File Nos. 333-181202 and 811-22708

Dear Mr. Minore:

On behalf of Brown Advisory Funds (the “Trust”), which filed Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A (the “Registration Statement”) with the Commission on September 14, 2012 for purposes of adding the Brown Advisory Emerging Markets Fund (the “Fund”) as a new investment series of the Trust, I wish to respond to the comments on the Registration Statement that you recently provided to me by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  Prospectus – Page 1 – Fee Table

Comment:    Confirm whether the Fund expects to incur “Acquired Fund Fees and Expenses” in an amount in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations.

Response:   This will confirm that the Fund does not expect to incur “Acquired Fund Fees and Expenses” in an amount in excess of 0.01% of its average net assets during its initial year of investment operations.

2.  Prospectus - Page 1 - Example

Comment:  In the introductory paragraph under the Example, delete the following phrase that is within the parentheses - (taking into account the contractual expense limitation) - because the contractual expense limitation is not reflected in the Fee Table.

Response:  The requested change has been made.
3.  Page 2 - Principal Investment Strategies

Comment:  Confirm that the Fund will undertake to supplement the Prospectus to include appropriate risk and other relevant disclosure in the event that the Fund’s investments in any one country exceeds 25% of the Fund’s assets.

Response:  The Fund undertakes to supplement the Prospectus to include appropriate risk and other relevant disclosure in the event that the Fund’s investments in any one country exceeds 25% of the Fund’s assets.

4.  Page 2 – Principal Investment Strategies

Comment:  Confirm that the Fund will undertake to supplement the Prospectus in the event that any additional countries are added to the current list of countries that the Fund may invest in.

Response:   The Fund undertakes to supplement the Prospectus to include any additional countries that are added to the list of companies that the Fund may invest in.

5.  Page 2 – Principal Investment Strategies

Comment:  With respect to the disclosure contained in the second paragraph under this section, confirm that if the Fund invests in other investment companies and ETFs for purposes of complying with the Fund’s stated investment objective of investing at least 80% of the value of its net assets in emerging markets securities, these investment companies and ETFs will each have investment policies providing that they will invest at least 80% of their net assets in emerging markets securities.

Response:  This will confirm that for purposes of complying with its principal investment strategy of investing at least 80% of the value of its net assets in equity securities issued by companies that are established or operating in emerging market countries, the other investment companies and ETFs in which the Fund invests for purposes of complying with this provision will each themselves have investment policies providing that such investment companies and ETFs will invest at least 80% of their net assets in issuers in emerging market countries.

6.  Page 2 - Principal Investment Strategies

Comment:  With respect to the disclosure contained in the third paragraph under this section: (1) change the phrase “a principal office” to “its principal office” and (2) insert the word “principally” in front of the word “traded”.

Response:  The requested changes have been made.

7.  Page 2 - Principal Investment Strategies

Comment:  With respect to the disclosure contained in the fourth paragraph under this section stating that the Fund may invest up to 20% of its assets in securities of issuers in countries which may be less developed, add additional disclosure describing these types of countries.

Response:  The requested disclosure has been added.

8.  Page 2- Principal Investment Strategies

Comment:  With respect to the disclosure contained in the fifth paragraph under this section regarding the Fund’s ability to invest in derivatives, confirm that the disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Trust has reviewed the disclosure regarding the Fund’s ability to invest in derivatives and has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

9.  Page 3 – Principal Investment Strategies

Comment:  With respect to the Fund’s ability to invest up to 20% of its net assets in fixed income securities, provide disclosure, as applicable, to the extent that the Fund intends to invest greater than 5% of its assets in any particular categories of fixed income securities.

Response:  The Fund does not presently intend to invest greater than 5% of its assets in any particular category of fixed income securities, accordingly, no additional disclosure is required at this time.

10.  Page 3 – Principal Investment Strategies

Comment:  With respect to the disclosure contained in the second paragraph under this section on this Page, insert the words “its portfolio” in front of the word “securities”.

Response:  The requested change has been made.

11.  Page 4 – Principal Investment Risks

Comment:  With respect to the disclosure contained in this section under “ETF Risk”: (1) delete the phrase “although expense ratios for ETFs are generally low” and (2) add additional disclosure indicating that the fees and expenses of the individual ETFs in which the Fund may invest are in addition to the fees and expenses of the Fund.

Response:  The requested change has been made and the requested disclosure has been added.

12.  Page 4 – Principal Investment Risks

Comment:  With respect to the disclosure contained in this section under “Investments in Other Investment Companies Risk”, add disclosure indicating that the fees and expenses of the individual investment companies in which the Fund may invest are in addition to the fees and expenses of the Fund.

Response:  The requested disclosure has been added.

13.  Page 18 – Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  With respect to the disclosure in the first paragraph of this section, add disclosure indicating that the Comparable Fund is the only investment fund managed by the Sub-Adviser that is managed in a manner substantially similar to the Fund and also further indicate that it is the only fund managed by the Sub-Adviser having substantially similar investment objectives, policies and strategies as the Fund.

Response:  The requested disclosure has been added.

14.  Page 18 – Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  With respect to the disclosure in the second paragraph of this section, add disclosure clarifying the methodology used to calculate the Comparable Fund’s investment performance.

Response:  The requested disclosure has been added.

15.  Page 19 - Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  In the chart showing the Comparable Fund’s prior performance information, update the performance to the most practicable date.

Response:  The requested disclosure has been added.

16.  Page 18 - Prior Performance of the Sub-Adviser’s Comparable Fund

Comment:  Confirm that the benchmark index presented with respect to the Comparable Fund’s performance is the same benchmark index that will be used by the Fund.

Response:  This will confirm that the benchmark index presented with respect to the Comparable Fund’s performance is the same benchmark index that will be used by the Fund.

17.  Part B – Statement of Additional Information – Page 15 – Borrowing

Comment:  Revise the disclosure regarding the treatment of reverse repurchase agreements for purposes of the Fund’s limitations with respect to borrowing.

Response:  The requested change has been made.

18.  Part B – Statement of Additional Information – Page 18 – Fundamental Limitations - Concentration

Comment:  With respect to the disclosure concerning limitations on concentration, revise the disclosure regarding the discussion of certain of the exceptions to the limitations described.

Response:  The requested change has been made.

19.  Part B – Statement of Additional Information – Page 19 – Fundamental Limitations

Comment:  Revise or remove the disclosure set forth as the last sentence under this section.

Response:  The requested change has been made.

20.  Part B – Statement of Additional Information – Non-Fundamental Investment Limitations – Illiquid Securities

Comment:  Confirm that the Registration Statement provides disclosure that the Fund will not invest greater than 15% of its assets in illiquid securities, or add disclosure stating this.

Response:  This will confirm that applicable disclosure has previously been included in the Registration Statement on Page 9 of the SAI and the Fund intends to operate subject to this limitation.

21.  Part B – Statement of Additional Information – Non-Fundamental Investment Limitations

Comment:  Confirm that the Registration Statement provides disclosure that the Fund will not mortgage, pledge or hypothecate greater than one-third of its assets, or add disclosure stating this.

Response:  This will confirm that applicable disclosure has previously been included in the Registration Statement on Page 9 of the SAI and the Fund intends to operate subject to this limitation.

22.  Part B – Statement of Additional Information – Non-Fundamental Investment Limitations

Comment:  Confirm that the Registration Statement provides disclosure that the Fund will not engage in borrowing transactions with respect to greater than 5% of the value of the Fund’s total assets, except as a temporary measure for extraordinary or emergency purposes, or add disclosure stating this.

Response:  This will confirm that applicable disclosure has previously been included in the Registration Statement on Page 15 of the SAI and the Fund intends to operate subject to this limitation.

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

17713417.1.BUSINESS